SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2007

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: June 29, 2007	By:	Signed:	Donald F. Barnhardt

		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

News

www.cpr.ca	CP (NYSE/TSE)
Release: Immediate June 29, 2007
Canadian Pacific believes CTA revenue cap maintenance estimate is overstated
Yesterday, the Canadian Transportation Agency (CTA) announced its intent to review the hopper car maintenance compensation embedded in the revenue entitlement for the transportation of Canadian grain. The announcement of the review was anticipated by Canadian Pacific (TSX/NYSE: CP) and consistent with the passage of Bill C-11. The Agency suggested that the revenue entitlement for CP and Canadian National Railway (CN) combined might be reduced by as much as $60 to $75 million dollars.
“We believe the CTA’s suggested adjustment is overstated,“ said Marcella Szel, Senior Vice President Marketing & Sales for Canadian Pacific. “Over the next several months CP will be engaged in the formal review of the appropriate amount of money to be embedded in the 2007- 2008 revenue cap.”
CP earnings guidance for 2007 already accounts for an adjustment in revenue entitlement.

Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, remains committed to being the safest, and most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Our combined ingenuity makes Canadian Pacific a better place to work, rail a better way to ship, and North America a better place to live. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.

Contacts:
Media	Investment Community
Breanne Feigel	Janet Weiss, Assistant Vice-President Investor Relations
(403) 319-3932	(403) 319-3591
breanne_feigel@cpr.ca	investor@cpr.ca